

Filed Pursuant to Rule 424(b)(3)
File No. 333-148336

PROSPECTUS

Timberline Resources Corporation

9,975,833 SHARES OF COMMON STOCK

This prospectus relates to the sale, transfer or distribution of up to 9,975,833 shares of the common stock, par value $0.001 per share, of Timberline Resources Corporation by the Selling Security Holders described herein. The price at which the Selling Security Holders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. The shares of common stock registered for sale are as follows:

- 6,642,500 shares of common stock held by Selling Security Holders; and
- 3,333,333 shares of common stock acquirable upon exercise of a 10% convertible note in principal amount of $5.0 million due October 31, 2010 at a deemed conversion price of $1.50 per share.

We will not receive any proceeds from the sale or distribution of the common stock by the Selling Security Holders.

Our common stock is listed on the NYSE Amex under the symbol “TLR”. On January 29, 2010, the closing sale price for our common stock was $0.92 as quoted on the NYSE Amex.

Investing in our common stock involves risks. See “Risk Factors and Uncertainties” beginning of page 4.

These securities have not been approved or disapproved by the U.S. Securities and Exchange Commission (SEC) or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS FEBRUARY 1, 2010

TABLE OF CONTENTS

SUMMARY INFORMATION

This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully especially the "Risk Factors and Uncertainties" section before deciding to invest in shares of our common stock. Additionally, we incorporate by reference in this prospectus important business and financial information about us, see "Where You Can Find More Information" on page 18. You should review the information incorporated by reference in this prospectus carefully before deciding to invest in shares of our common stock.

The Offering

This is an offering of up to 9,975,833 shares of our common stock by the Selling Security Holder.

Shares Offered By the Selling Security Holder	• 6,642,500 shares of common stock held by Selling Security Holders; and
	• 3,333,333 shares of common stock acquirable upon conversion of a 10% convertible note in principal amount of $5.0 million due October 31, 2010 at a deemed conversion price of $1.50 per share.
Offering Price	Determined at the time of sale by the Selling Security Holders.
Common Stock Outstanding as of January 29, 2010	40,904,491 common shares
Use of Proceeds	We will not receive any of the proceeds of the shares offered by the Selling Security Holders.
Dividend Policy	We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying cash dividends.
NYSE Amex Trading Symbol	TLR

The number of shares of our common stock that will be outstanding immediately after this offering includes 40,904,491 shares of common stock outstanding as of January 29, 2010. This calculation excludes:

- 1,697,938 shares of common stock issuable upon exercise of common share purchase warrants outstanding as of January 29, 2010;

- 5,398,165 shares of common stock issuable upon exercise of options outstanding as of January 29, 2010;

- 3,775,206 shares of common stock acquirable upon conversion of a 10% convertible note in principal amount of $5.0 million due October 31, 2010 and accrued interest to date in the amount of $569,595 due October 31, 2010 at a deemed conversion price of $1.50 per share.

Summary of Our Business

Unless otherwise indicated, any reference to Timberline, or as "we", "us", or "our" refers to Timberline Resources Corporation and/or its wholly owned subsidiary, Timberline Drilling Incorporated.

We were incorporated in the State of Idaho on August 28, 1968 under the name Silver Crystal Mines, Inc., to engage in the business of exploring for precious metal deposits and advancing them toward production. We ceased exploration activities during the 1990s and became virtually inactive. In December 2003, a group of investors purchased 80 percent of the issued and outstanding common stock from the then-controlling management team. In January 2004, we affected a one-for-four reverse split of our issued and outstanding shares of common stock and increased our authorized common stock to 100 million with a par value of $.001. Unless otherwise indicated, all references herein to shares outstanding and share issuances have been adjusted to give effect to the aforementioned stock split. On February 2, 2004, our name was changed to Timberline Resources Corporation. On August 27, 2008, we reincorporated into the State of Delaware pursuant to a merger agreement approved by our shareholders on August 22, 2008.

We commenced our exploration stage in January 2004 with the change in the management of the Company. From January 2004 until March 2006, we were strictly a mineral exploration company. Beginning with the management appointments of John Swallow and Paul Dircksen and our acquisition of Timberline Drilling Incorporated (formerly, Kettle Drilling Inc., which we refer to herein as Timberline Drilling), in March 2006, we have advanced a new, aggressive business plan. Prior to our new business model, the addition of new management, and the purchase of Timberline Drilling, the Company had accumulated losses and no reported revenues.

In March 2006, Timberline acquired Kettle Drilling, Inc., which in September 2008 changed its name to Timberline Drilling Incorporated. Timberline Drilling provides core drilling services to mining and mineral exploration companies throughout North America, combining state of the art equipment, world-class technical expertise, innovative thinking, and a strong safety record. Timberline Drilling specializes in underground drilling services in support of active mining operations and advanced exploration projects. Working primarily with established companies, its business is less cyclical than that of surface drillers at early-stage exploration sites, where supplies, infrastructure, and project funding are less predictable.

In July 2007, Timberline closed its purchase of the Butte Highlands Gold Project. In October 2008, the Company announced that it had agreed to form a 50/50 joint venture with Small Mine Development (which we refer to herein as SMD) at the Butte Highlands project. Under terms of the proposed agreement, Timberline will be carried to production by SMD, which will fund all mine development costs and began development in the summer of 2009.

On July 22, 2009, Timberline entered into an Operating Agreement with Highland Mining, LLC (which we refer to herein as Highland) to form a 50/50 joint venture under the name Butte Highlands JV, LLC (which we refer to herein as BHJV) for development and mining of the Company's Butte Highlands Gold Project. Under the terms of the operating agreement, the Company will contribute its Butte Highlands property to BHJV for a deemed value of $2 million, and Highland will contribute property and fund all future mine development costs. Both the Company's and Highland's 50-percent share of costs will be paid out of proceeds from future mine production.

Ron Guill, a director of the Company and an owner of Highland, will be the manager of BHJV until such time as all mine development costs less $2 million are distributed to Highland. At that time, a management committee will be formed with equal representation from Highland and the Company. Under the terms of the Operating Agreement, Highland will have preferential rights with respect to distributions until the investment by the Company is deemed equal to the investment by Highland. The specific terms of the preference rights and other governance terms are a part of the Operating Agreement.

Timberline Drilling's long-term strategies of aggressive expansion, drill fleet modernization, and underground focus have resulted in revenue growth. Timberline Drilling, along with its wholly-owned Mexican subsidiary, World Wide Exploration, S.A. de C.V. (which we refer to herein as World Wide or WWE), had a combined fleet of 22 drill rigs which generated revenues of more than $17.5 million for the 2009 fiscal year.

Timberline has taken the complementary businesses of mine development, contract mining, drilling and mineral exploration and combined them into a unique, forward-thinking investment vehicle. The Timberline business model provides investors exposure to both the "picks and shovels" and "blue sky" aspects of the mining industry. The "picks and shovels" aspect of our business includes the mining services provided by Timberline Drilling. We use the term "blue sky" to mean the potential of our exploration properties. Because of the nature of exploration for precious metals, a property's exploration potential is not known until a significant amount of geologic information has been generated. As the work progresses, the potential of the property becomes more and more clear. If the exploration results are favorable, the value of the property may increase significantly, and the term "blue sky" refers to the upside potential of that value.

Our business model offers the opportunity to participate both the "picks and shovels" and "blue sky" aspects of the business—we can participate in the surging markets for precious and base metal mining without the degree of risk inherent to mine operation and/or sole reliance on speculative early-stage drill-plays.

The Company's shares began trading on the NYSE Amex on May 12, 2008. On February 13, 2009 the Company received a notice from the NYSE Amex indicating that the Company was not in compliance with the continued listing requirements of NYSE Amex. On May 4, 2009 the Company received notice from NYSE Amex that NYSE Amex had accepted its plan of compliance and will continue listing Timberline on NYSE Amex, subject to certain conditions. While Timberline remains out of compliance with certain listing standards, NYSE Amex has granted the Company an extension until August 13, 2010 to regain compliance with NYSE Amex's continued listing standards. Until Timberline regains compliance, the Company remains subject to periodic review by NYSE Amex.

Selected Financial Data

The selected financial information presented below as of and for the periods indicated is derived from our financial statements incorporated herein by reference and should be read in conjunction with those financial statements.

Statement of Operations Data	Year Ended September 30, 2009	Year Ended September 30, 2008
Revenue	$ 17,573,098	$ 31,728,617
Cost of Revenue	$ 16,028,790	$ 24,939,499
Total Operating Expenses	$ 7,490,108	$ 15,055,688
Net (Loss)	$ (7,308,628)	$ (10,103,696)
(Loss) per Common share*	$ (0.22)	$ (0.60)
Weighted Average Number of common shares Outstanding*	33,698,856	27,212,826

    * Basic and diluted.

Balance Sheet Data	At September 30, 2009	At September 30, 2008
Working Capital	$ 169,452	$ 78,354
Total Assets	$ 14,024,227	$ 20,369,787
Accumulated (Deficit)	$ (25,130,376)	$ (17,821,748)
Stockholders' Equity	$ 4,069,785	$ 3,550,407

RISK FACTORS AND UNCERTAINTIES

An investment in a mine service and an exploration stage mining company with a short history of operations such as ours involves an unusually high amount of risk, both unknown and known, present and potential, including, but not limited to the risks enumerated below.

Our failure to successfully address the risks and uncertainties described below would have a material adverse effect on our business, financial condition and/or results of operations, and the trading price of our common stock may decline and investors may lose all or part of their investment. We cannot assure you that we will successfully address these risks or other unknown risks that may affect our business.

Estimates of mineralized material are forward-looking statements inherently subject to error. Although resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

Risks Associated With Mining and The Exploration Portion of Our Business

All of our properties are in the exploration stage. There is no assurance that we can establish the existence of any mineral reserve on any of our properties in commercially exploitable quantities. Until we can do so, we cannot earn any revenues from these properties and if we do not do so we will lose all of the funds that we expend on exploration. If we do not discover any mineral reserve in a commercially exploitable quantity, the exploration component of our business could fail.

We have not established that any of our mineral properties contain any mineral reserve according to recognized reserve guidelines, nor can there be any assurance that we will be able to do so. A mineral reserve is defined by the Securities and Exchange Commission in its Industry Guide 7 (http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7) as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. The probability of an individual prospect ever having a "reserve" that meets the requirements of the Securities and Exchange Commission's Industry Guide 7 is extremely remote; in all probability our mineral property does not contain any 'reserve' and any funds that we spend on exploration will probably be lost. Even if we do eventually discover a mineral reserve on one or more of our properties, there can be no assurance that they can be developed into producing mines and extract those minerals. Both mineral exploration and development involve a high degree of risk and few properties, which are explored, are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the mineral deposit to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral deposit unprofitable.

Mineral operations are subject to applicable law and government regulation. Even if we discover a mineral reserve in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral reserve. If we cannot exploit any mineral reserve that we might discover on our properties, our business may fail.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Regarding our future ground disturbing activity on federal land, we will be required to obtain a permit from the US Forest Service or the Bureau of Land Management prior to commencing exploration. There can be no assurance that we will be able to obtain or maintain any of the permits required for the continued exploration of our mineral properties or for the construction and operation of a mine on our properties at economically viable costs. If we cannot accomplish these objectives, our business could face difficulty and/or fail.

We believe that we are in compliance with all material laws and regulations that currently apply to our activities but there can be no assurance that we can continue to do so. Current laws and regulations could be amended and we might not be able to comply with them, as amended. Further, there can be no assurance that we will be able to obtain or maintain all permits necessary for our future operations, or that we will be able to obtain them on reasonable terms. To the extent such approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

Environmental hazards unknown to us, which have been caused by previous or existing owners or operators of the properties, may exist on the properties in which we hold an interest. In past years we have been engaged in exploration in northern Idaho, which is currently the site of a Federal Superfund cleanup project. Although the Company is no longer involved in this or other areas at present, it is possible that environmental cleanup or other environmental restoration procedures could remain to be completed or mandated by law, causing unpredictable and unexpected liabilities to arise. At the date of this Annual Report, the Company is not aware of any environmental issues or litigation relating to any of its current or former properties.

Future legislation and administrative changes to the mining laws could prevent us from exploring our properties.

New state and U.S. federal laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on our ability to conduct exploration and mining activities. Any change in the regulatory structure making it more expensive to engage in mining activities could cause us to cease operations.

If we establish the existence of a mineral reserve on any of our properties in a commercially exploitable quantity, we will require additional capital in order to develop the property into a producing mine. If we cannot raise this additional capital, we will not be able to exploit the reserve, and our business could fail.

If we do discover mineral reserves in commercially exploitable quantities on any of our properties, we will be required to expend substantial sums of money to establish the extent of the reserve, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although we may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that we will be able to raise the funds required for development on a timely basis. If we cannot raise the necessary capital or complete the necessary facilities and infrastructure, our business may fail.

Mineral exploration and development is subject to extraordinary operating risks. We do not currently insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which would have an adverse impact on our Company.

Mineral exploration, development and production involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our operations will be subject to all the hazards and risks inherent in the exploration, development and production of resources, including liability for pollution, cave-ins or similar hazards against which we cannot insure or against which we may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. We do not currently maintain any insurance coverage against these operating hazards. The payment of any liabilities that arise from any such occurrence would have a material, adverse impact on our Company.

Estimates of mineralized material are subject to evaluation uncertainties that could result in project failure.

Our exploration and future mining operations, if any, are and would be faced with risks associated with being able to accurately predict the quantity and quality of mineralized material within the earth using statistical sampling techniques. Estimates of any mineralized material on any of our properties would be made using samples obtained from appropriately placed trenches, test pits and underground workings and intelligently designed drilling. There is an inherent variability of assays between check and duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. Additionally, there also may be unknown geologic details that have not been identified or correctly appreciated at the current level of accumulated knowledge about our properties. This could result in uncertainties that cannot be reasonably eliminated from the process of estimating mineralized material. If these estimates were to prove to be unreliable, we could implement an exploitation plan that may not lead to commercially viable operations in the future.

Mineral prices are subject to dramatic and unpredictable fluctuations.

Other than from our drilling services subsidiaries, we expect to derive revenues, if any, from the eventual extraction and sale of precious and base metals such as gold, silver and copper. The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond our control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of our exploration projects, cannot accurately be predicted.

The mining industry is highly competitive and there is no assurance that we will continue to be successful in acquiring mineral claims. If we cannot continue to acquire properties to explore for mineral resources, we may be required to reduce or cease exploration activity and/or operations.

The mineral exploration, development, and production industry is largely un-integrated. We compete with other exploration companies looking for mineral resource properties and the resources that can be produced from them. While we compete with other exploration companies in the effort to locate and license mineral resource properties, we do not compete with them for the removal or sales of mineral products from our properties if we should eventually discover the presence of them in quantities sufficient to make production economically feasible. Readily available markets exist worldwide for the sale of gold and other mineral products. Therefore, we will likely be able to sell any gold or mineral products that we identify and produce.

There are hundreds of public and private companies that are actively engaged in mineral exploration. Furthermore, since the mineral exploration sphere is so diverse and there are virtually no similar exploration companies with a revenue producing drilling subsidiary, it is quite difficult to identify specific primary competitors and make comparisons to our Company. A representative sample of exploration companies that are similar to our Company in size, financial resources and primary objective include such publicly traded mineral exploration companies as Goldrich Mining Company (GRMC), General Moly, Inc. (GMO), Energold Drilling (EGD), Cabo Drilling (CBE), Klondex Mining (KDX) and Mines Management (MGN).

Many of our competitors have greater financial resources and technical facilities. Accordingly, we will attempt to compete primarily through the knowledge and experience of our management. This competition could adversely affect our ability to acquire suitable prospects for exploration in the future. Accordingly, there can be no assurance that we will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations.

Third parties may challenge our rights to our mineral properties or the agreements that permit us to explore our properties may expire if we fail to timely renew them and pay the required fees.

In connection with the acquisition of our mineral properties, we sometimes conduct only limited reviews of title and related matters, and obtain certain representations regarding ownership. These limited reviews do not necessarily preclude third parties from challenging our title and, furthermore, our title may be defective. Consequently, there can be no assurance that we hold good and marketable title to all of our mining concessions and mining claims. If any of our concessions or claims were challenged, we could incur significant costs and lose valuable time in defending such a challenge. These costs or an adverse ruling with regards to any challenge of our titles could have a material adverse affect on our financial position or results of operations. There can be no assurance that any such disputes or challenges will be resolved in our favor.

We are not aware of challenges to the location or area of any of our mining claims. There is, however, no guarantee that title to the claims will not be challenged or impugned in the future.

Acquisitions and integration issues may expose us to risks.

Our business strategy includes making targeted acquisitions. Any acquisition that we make may be of a significant size, may change the scale of our business and operations, and may expose us to new geographic, political, operating, financial and geological risks. Our success in our acquisition activities depends on our ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully with our own. Any acquisitions would be accompanied by risks. For example, there may be significant decreases in commodity prices after we have committed to complete the transaction and have established the purchase price or exchange ratio; a potential materialized property may prove to be below expectations; we may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt our ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. If we choose to use equity securities as consideration for such an acquisition, existing shareholders may suffer dilution. Alternatively, we may choose to finance any such acquisition with our existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Joint ventures and other partnerships in relation to our properties may expose us to risks.

We are currently involved in, and may enter into in the future, joint ventures or other partnership arrangements with other parties in relation to the exploration, development and production of certain of the properties in which we have an interest, particularly the Butte Highlands project. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions such as an increase or reduction of registered capital, merger, division, dissolution, amendments of constating documents, and the pledge of joint venture assets, which means that each joint venture party may have a veto right with respect to such decisions which could lead to a deadlock in the operations of the joint venture or partnership. Further, we may be unable to exert control over strategic decisions made in respect of such properties. Any failure of such other companies to meet their obligations to us or to third parties, or any disputes with respect to the parties' respective rights and obligations, could have a material adverse effect on the joint ventures or their properties and therefore could have a material adverse effect on our results of operations, financial performance, cash flows and the price of the common shares.

Risks Related To Our Company

We have a limited operating history on which to base an evaluation of our business and prospects.

Although we have been in the business of exploring mineral resource properties since our incorporation in 1968, we were inactive for many years prior to our new management in January 2004. Since January 2004, we have not yet located any mineral reserve. As a result, we have not had any revenues from our exploration division, however we do have a drilling services wholly owned subsidiary which has generated revenues in past fiscal years and which we expect to generate revenues in the future. In addition, our operating history has been restricted to the acquisition and exploration of our mineral properties and this does not provide a meaningful basis for an evaluation of our prospects if we ever determine that we have a mineral reserve and commence the construction and operation of a mine. Other than through conventional and typical exploration methods and procedures, we have no additional way to evaluate the likelihood of whether our mineral properties contain any mineral reserve or, if they do, that they will be operated successfully. We anticipate that we will continue to incur operating costs without realizing any revenues (from exploration) during the period when we are exploring our properties.

During the fiscal year ending September 30, 2009, we (the parent company) had losses of $5,997,234 in connection with the maintenance and exploration of our mineral properties and the operation of our exploration business. We therefore expect to continue to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from mining operations and dispositions of our properties, we will not be able to earn profits or continue operations. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. There is no history upon which to base any assumption as to the likelihood that we will prove successful and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

Investors' interests in our Company will be diluted and investors may suffer dilution in their net book value per share if we issue additional employee/director/consultant options or if we sell additional shares to finance our operations.

We have not generated revenue from exploration since the commencement of our exploration stage in January 2004. However our business model includes our revenue generating and wholly owned drilling services subsidiaries. In order to further expand our company and objectives above that provided through the anticipated revenues of our revenue producing subsidiaries, any additional growth and/or expanded exploration activity may need to be financed through sale of and issuance of additional shares. Furthermore, to finance any acquisition activity, should that activity be properly approved, and depending on the outcome of our exploration programs, we may also need to issue additional shares to finance future acquisitions, growth and/or additional exploration programs of any or all of our projects or to acquire additional properties. We may also in the future grant to some or all of our directors, officers, insiders, and key employees options to purchase our common shares as non-cash incentives. The issuance of any equity securities could, and the issuance of any additional shares will, cause our existing shareholders to experience dilution of their ownership interests.

If we issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in our Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. As of the date of the filing of this prospectus there are also outstanding 1,697,938 common share purchase warrants (exercisable into 1,697,938 shares of common stock), options granted that are exercisable into 5,398,165 common shares, and debt convertible into 3,775,206 common shares. If all of these were exercised or converted, these would represent approximately 21% of our issued and outstanding shares. If all of these warrants and options are exercised and the underlying shares are issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our shares.

Recent market events and conditions, including disruptions in the U.S. and international credit markets and other financial systems and the deterioration of the U.S. and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on our ability to fund our working capital and other capital requirements.

Throughout 2009, the U.S. credit markets have continued to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, subprime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities that occurred throughout 2008 and into 2009. These conditions have continued to create a loss of confidence in the broader U.S. and global credit and financial markets and there remains a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions continue to affect the broader credit markets and stock markets. While there has been some improvement in recent months, we expect these conditions to persist into the near future.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining, capital and financing for our operations. Our access to additional capital may not be available on terms acceptable to us or at all.

Dividend Record

We have no dividend record. We have not paid dividends on our common shares since incorporation and do not anticipate doing so in the foreseeable future.

Conflicts of Interest

Certain of our officers and directors may be or become associated with other businesses, including natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. Our directors are required by Delaware Corporation law to act honestly and in good faith with a view to our best interests and to disclose any interest, which they may have in any of our projects or opportunities. In general, if a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote will not be counted.

We have not adopted any separate formal corporate policy regarding conflicts of interest; however other corporate governance measures have been adopted, such as creating a directors' audit committee requiring independent directors. Additionally, our Code of Ethics does address areas of possible conflicts of interest. As of the date of filing of this registration statement, we had three independent directors on our board of directors (Jim Moore, Vance Thornsberry and Eric Klepfer). In January 2008, we formed three committees to ensure our compliance with the requirements of the NYSE Amex. We established an independent audit committee consisting of three independent directors, all of whom were determined to be "financially literate" and one of whom was designated as the "financial expert". We also formed a compensation committee and a corporate governance and nominating committee, both of which are comprised entirely of independent directors. At this time, we feel that these committees and our Code of Ethics provide sufficient corporate governance for our purposes and will meet the specific requirements of the NYSE Amex.

Dependence on Key Management Employees

The nature of both sides of our business, our ability to continue our exploration and development activities and to develop a competitive edge in the marketplace depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to attract and retain such personnel. Our development now and in the future will depend on the efforts of key management figures, such as Randal Hardy, Paul Dircksen, Craig Crowell, Martin Lanphere or Paul Elloway. The loss of any of these key people could have a material adverse effect on our business. In this regard, we have attempted to reduce the risk associated with the loss of key personnel and have obtained directors and officers insurance coverage. In addition, we have expanded the provisions of our equity incentive plan so that we can provide incentives for our key personnel.

Certain Risks Associated with Operation of Our Wholly Owned Subsidiary, Timberline Drilling, Incorporated.

Our subsidiary derives all of its revenues from companies in the mining exploration and production industry, a historically cyclical industry.

Our subsidiary derives all its revenues from companies in the mining exploration and production industry, a historically cyclical industry. Any prolonged reduction in the overall level of exploration and development activities, can adversely impact our subsidiary in many ways by negatively affecting:

- Its revenues, cash flows and profitability;
- Its ability to maintain or increase our borrowing capacity;
- Its ability to obtain additional capital to finance our business and make acquisitions, and the cost of that capital;
- Its ability to retain skilled drilling personnel whom we would need in the event of an upturn in the demand for our services; and
- the fair market value of its rig fleet.

Timberline Drilling may be unable to attract and retain qualified, skilled employees necessary to operate its business.

Timberline Drilling's success depends in large part on its ability to attract and retain skilled and qualified personnel. The inability of Timberline Drilling officers and management to hire, train and retain a sufficient number of qualified employees could impair the ability to manage and maintain our business. Drilling and drilling related work requires skilled employees who can perform physically demanding work. Shortages of qualified personnel are occurring in this industry. As a result of the volatility of the drilling industry and the demanding nature of the work, potential employees may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with ours. If Timberline Drilling should suffer any material loss of personnel to competitors or management is unable to employ additional or replacement personnel with the requisite level of training and experience to adequately operate its equipment, its operations could be materially and adversely affected. With a reduced pool of workers, it is possible that it will have to raise wage rates to attract workers from other fields and to retain its current employees. If Timberline Drilling is not able to increase its service rates to its customers to compensate for wage-rate increases, its profitability and other results of operations may be adversely affected.

Shortages in equipment and supplies could limit Timberline Drilling's drilling operations and jeopardize its relations with customers.

The materials and supplies Timberline Drilling uses in its drilling operations include fuels to operate our drilling equipment, drilling mud, drill pipe, drill collars, drill bits and cement. Shortages in equipment supplies could limit its drilling operations and jeopardize its relations with customers. Timberline Drilling does not rely on a single source of supply for any of these items. From time to time there have been shortages of drilling equipment and supplies during periods of high demand, which we believe could reoccur. Shortages could result in increased prices for drilling equipment or supplies that Timberline Drilling may be unable to pass on to customers. In addition, during periods of shortages, the delivery times for equipment and supplies can be substantially longer. Any significant delays in its obtaining drilling equipment or supplies could limit drilling operations and jeopardize our relations with customers. In addition, shortages of drilling equipment or supplies could delay and adversely affect

Timberline Drilling's ability to obtain new contracts for its drills, which could negatively impact its revenues and profitability.

The mining services industry is a competitive industry.

Contract drilling is a highly competitive industry, where numerous competitors tender bids for contracts. Timberline Drilling's ongoing ability to continue to secure contracts at a profitable level cannot be assured.

Cyclical downturns in the mining industry could negatively impact Timberline Drilling's business.

The most significant operating risk is the potential downturn in demand for minerals and metals which would directly impact the need for drilling services. To mitigate this risk the Timberline Drilling is exploiting its competitive advantage in underground drilling.

As the mining cycle lengthens and activity levels increase, the requirement for working capital, particularly accounts receivable and inventory, grows. Accounts receivable levels from junior mining companies typically increase. Junior mining companies are heavily dependent on the capital markets and any change in outlook of the mining sector, or lack of success of their exploration activities, can quickly affect their ability to carry on drilling programs. Timberline Drilling manages this risk by closely monitoring accounts receivable aging and the activity of junior mining companies in the capital markets. Deposits and letters of credit are required in some instances.

Levels of inventory increase from increased revenue activity and, potentially, an increase in activity in remote locations. In the event of a sudden downturn Timberline Drilling may be exposed to inventory carrying costs and possible obsolescence. Furthermore it may be difficult and costly to relocate this inventory to other regions. In order to minimize exposure to this risk, Timberline Drilling works closely with its customers to anticipate and plan for scheduled reductions in their drilling programs.

Timberline Drilling's operations in foreign countries expose us to a variety of political and business risks.

Timberline Drilling has operations in Mexico. With this comes the risk of dealing in a variety of business and political jurisdictions. The risks include, but are not limited to, political instability and violence, terrorism, military repression, extreme fluctuations in currency exchange rates, labor unrest, changing fiscal regions, changes to royalty and tax regions, uncertainty regarding enforceability of contractual rights and judgments, and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in Mexico may adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be predicted.

The availability of an adequate workforce cannot be guaranteed and may affect our ability to timely and profitably fulfill our contracts.

From time to time our industry has experienced a shortage of qualified drillers. The industry has gone through downturns that saw many qualified drillers move to other industries. The demand for similar skilled workers in the mining, oil and gas and construction industries also adds to the shortage of qualified people for the drilling services business.

Timberline Drilling has implemented a number of initiatives to retain existing employees and attract new employees, but cannot guarantee that an adequate workforce will be available in the future to meet Timberline Drilling's needs.

Reliance on key accounts.

Timberline Drilling has a number of accounts that make up a majority of overall revenue and gross profits. When a contract expires or is terminated there is no guarantee that Timberline Drilling has sufficient replacement contracts. Timberline Drilling continues to work with its existing client base and is actively pursuing new clients in order to minimize exposure in this area.

Fluctuations in business costs may affect the profitability of long term contracts.

Timberline Drilling may enter into long term contracts with customers at fixed prices. Timberline Drilling's expenses may vary significantly over a contract period due to fluctuations in the cost of labor, materials and equipment, consequently creating variations in the profitability of these contracts with fixed prices. Timberline Drilling mitigates this risk by anticipating an escalation in costs when bidding on projects or providing for cost escalation in the contract. However, significant price fluctuations without warning could negatively impact Timberline Drilling's margins.

Extreme weather conditions in certain areas in which Timberline Drilling operates could impact its operations.

Timberline Drilling has operations in the western United States that are subject to extreme weather conditions which can have a significant impact on its operations. In addition, natural and other disasters could have an adverse impact on Timberline Drilling's operations.

Currency fluctuations.

The majority of Timberline Drilling's business is conducted in United States dollars. Timberline Drilling has operations in Mexico and may at times receive payments in foreign currency. This may negatively impact a project's profitability due to currency exchange volatility. Margin performance however is less affected by currency fluctuations as a large portion of costs are typically in the same currency as revenues. In order to reduce its exposure to foreign exchange risks Timberline Drilling contracts primarily in U.S. dollars.

We have been assessed a late filing penalty for unpaid payroll taxes in Timberline Drilling for the non-payment or late payment of payroll taxes from the period of October 1, 2007 through May 15, 2008.

The Company has received notice from the Internal Revenue Service ("IRS") that Timberline Drilling has been assessed late filing penalties for payroll taxes not paid on a timely basis during the period from October 1, 2007 through May 15, 2008. The Company has confirmed that the IRS has now assessed all penalties for the late payment of payroll taxes for all quarterly periods prior to December 31, 2008 and no additional penalties will be assessed against Timberline Drilling relating to unpaid payroll taxes. The Company has made timely payments on all payroll taxes since May 15, 2008 and has been paying down the unpaid balance of payroll taxes, penalties and interest by $50,000 per month from August 2008 through February 2009, and $10,000 per month from April. 2009 through January 2010, with monthly payments to continue until the outstanding balance is repaid.

The Company has negotiated tacit approval to a payment plan with the IRS relating to the approximately $395,000 in interest and penalties owed by Timberline Drilling on the late payment and non-payment of payroll taxes. Currently, Timberline Drilling's assets are subject to a tax lien until all interest and penalties assessed by the IRS are satisfied. If the Company fails to comply with the negotiated payment plan or is otherwise unable to pay the interest and penalties owed to the IRS, the IRS could force the sale of certain assets of Timberline Drilling to satisfy the interest and penalties due.

Risks Associated With Our Common Stock

Our stock price has been volatile and your investment in our common stock could suffer a decline in value.

Our common stock is traded on the NYSE Amex, formerly known as the American Stock Exchange. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include price fluctuations of precious metals, government regulations, disputes regarding mining claims, broad stock market fluctuations and economic conditions in the United States.

We may lose our listing on the NYSE Amex and your investment in our common stock could suffer a decline in value.

On February 13, 2009, we received a notice from the NYSE Amex indicating that we were not in compliance with Section 1003(a)(ii) of the NYSE Amex Company Guide (which we refer to as the Company Guide) due to our stockholders' equity being less than $4,000,000 and our having losses from continuing operations and net losses in three of its four most recent fiscal years and Section 1003(a)(iii) of the Company Guide due to our stockholders' equity being less than $6,000,000 and our having losses from continuing operations and net losses in its five most recent fiscal years. Therefore we have become subject to Section 1009 of the Company Guide regarding continued listing evaluations.

In order to maintain our NYSE Amex listing, we were required to submit a plan of compliance to the NYSE Amex by March 13, 2009 (which we refer to as the Plan), addressing how we intend to regain compliance with Sections 1003(a)(ii) and 1003(a)(iii) of the Company Guide within a maximum of 18 months (which we refer to as the Plan Period). The Company filed the Plan with the NYSE Amex on March 13, 2009. The NYSE Amex Corporate Compliance Department management evaluated the Plan, and on May 4, 2009 the Company was informed that the Plan was accepted by the NYSE Amex and our Plan Period will end on August 13, 2010. Although the Plan was accepted and we are able to continue our listing during the Plan Period, we will be subject to periodic review to determine whether we are making progress consistent with the Plan. If we are not in compliance with the continued listing standards at the conclusion of the Plan Period or do not make progress consistent with the Plan during the Plan Period, we may become subject to delisting proceedings in accordance with Section 1010 and Part 12 of the Company Guide.

We can provide no assurance that we will be able to meet all the requirements of the Plan during the Plan Period. If we become subject to delisting proceedings and/or our common stock is delisted from the NYSE Amex our common stock could suffer from decreased liquidity and your investment in our common stock could decrease in value.

Because we may not pay any dividends on our common shares, investors seeking short-term dividend income or liquidity should not purchase our shares.

We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing our working capital. Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase our common stock. While our wholly owned drilling subsidiary provides revenues, we currently have no revenues and a history of losses from our exploration activity, so there can be no assurance that we will ever have sufficient earnings to declare and pay dividends to the holders of our shares, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors, who currently do not intend to pay any dividends on our common shares for the foreseeable future.

Shares Eligible for Sale Could Depress the Market for Common Stock

Of our issued and outstanding shares of common stock, a large majority of those shares are "restricted securities". In general, Rule 144 of the Securities Act of 1933, as amended (which we refer to as the Securities Act), indicates that a person is entitled to sell restricted shares into the public market if at least six months has passed since the purchase of such shares from the issuer of an affiliate of an issuer, subject to the satisfaction of certain other conditions. A significant number of the "restricted" shares of our common stock outstanding were purchased more than six months ago. Accordingly, those shares are eligible for sale into the public market. Along with this registration statement, the Company has filed resale registration statements on Form S-1/A with the Securities and Exchange Commission that were declared effective on October 16, 2008 and August 7, 2009, respectively, as well as on Form S-3 that was declared effective on August 24, 2009. These registration statements cover a number of shares issued in private placements and underlying warrants from some of these placements. Sales of substantial amounts of those restricted or registered shares, or even the perception that such sales could occur, could adversely affect prevailing market prices of our common stock, and could impair our ability to raise capital through an offering of our equity securities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the exhibits attached hereto contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

- risks related to our properties being in the exploration stage;

- risks related our mineral operations being subject to government regulation;

- risks related to our ability to obtain additional capital to develop our resources, if any;

- risks related to mineral exploration and development activities;

- risks related to our insurance coverage for operating risks;

- risks related to the fluctuation of prices for precious and base metals, such as gold, silver and copper;

- risks related to the competitive industry of mineral exploration;

- risks related to our title and rights in our mineral properties;

- risks related to our limited operating history;

- risks related the possible dilution of our common stock from additional financing activities;

- risks related to potential conflicts of interest with our management;

- risks related to our subsidiaries activities; and

- risks related to our shares of common stock.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the section headings "Risk Factors and Uncertainties", "Description of the Business" and "Management's Discussion and Analysis" of this prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" information it files with the SEC. This means that we can disclose important information to you by referring you to those documents. Any information we reference in this manner is considered part of this Prospectus. Information we file with the SEC after the date of this Prospectus will automatically update and, to the extent inconsistent, supersede the information contained in this Prospectus. Copies of the documents incorporated by reference in this Prospectus may be obtained on written or oral request without charge from our Secretary at 101 East Lakeside Avenue, Coeur d'Alene, Idaho 83814, Tel: (208) 664-4859

We incorporate by reference the documents listed below and future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (which we refer to as the "Exchange Act") (excluding, unless otherwise provided therein or herein, information furnished pursuant to Item 2.02 and Item 7.01 on any Current Report on Form 8-K) after the date of the initial filing of this registration statement on Form S-3 to which this Prospectus relates until the termination of the offering under this Prospectus.

(a) Our Annual Report on Form 10-K for the fiscal year ended September 30, 2009, as filed on December 8, 2009;

(b) Our Current Reports on Form 8-K as filed October 1, 2009, October 9, 2009, November 25, 2009, and January 29, 2010;

(c) Our Definitive Proxy Statement on Schedule 14A, as filed on January 25, 2010;

(d) The description of our common stock, $0.001 par value per share, which is contained in our Registration Statement on Form 8-A, filed on May 8, 2008, which incorporates by reference the description of our securities contained in our Registration Statement on Form 10-SB, filed with the Securities and Exchange Commission on September 29, 2005 (File No. 000-51549); and

(e) all other documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus but before the end of the offering of the Securities pursuant to this Prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds of the shares offered by the Selling Security Holders.

SELLING SECURITY HOLDERS

This prospectus covers the offering of up to 9,975,833 shares of our common stock by Selling Security Holders.

The shares issued to the Selling Security Holders are "restricted" shares under applicable federal and state securities laws and are being registered to give the Selling Security Holders the opportunity to sell its shares. The registration of such shares does not necessarily mean, however, that any of these shares will be offered or sold by the Selling Security Holders. The Selling Security Holders may from time to time offer and sell all or a portion of its shares in the over-the-counter market, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying prospectus supplement. See "Plan of Distribution" beginning on page 26 of this prospectus. The Selling Security Holders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the registered shares to be made directly or through agents. The Selling Security Holders and any agents or broker-dealers that participate with the Selling Security Holders in the distribution of their registered shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act.

We will receive no proceeds from the sale of the registered shares, and we have agreed to bear the expenses of registration of the shares, other than commissions and discounts of agents or broker-dealers and transfer taxes, if any.

Selling Security Holders Information

The following is information on the Selling Security Holders who own an aggregate of 9,975,833 shares of our common stock covered in this prospectus. The Selling Security Holders acquired the shares of common stock in a private placement transaction with the Company. See "Transaction with Selling Security Holders". At January 29 ,2010, we had 40,904,491 shares of common stock issued and outstanding.

	Before Offering			After Offering	
	Total Number of Shares Beneficially Owned [1]	Percentage of Shares Owned [1]	Number of Shares Offered [2]	Shares Owned After Offering [3]	Percentage of Shares owned After Offering [3]
Daniel Ades [4] 400 Alton Rd. TH 105M Miami Beach , FL 33139	10,000	**	10,000	0	0%
Aquifer Opportunity Fund, L.P. [5] 712 Fifth Ave., 7th Floor New York, NY 10111	368,246	**	118,182	250,064	**
Becker & Becker [6] 7 Heller Dr. Upper Montclair, NJ 07043	18,000	**	18,000	0	0%
Belltown Capital Partners [7] 1202 Kettner Blvd. Suite 6200 San Diego, CA 92101	18,182	**	18,182	0	0%
Belltown Venture Partners [8] 1202 Kettner Blvd. Suite 6200 San Diego, CA 92101	39,545	**	10,000	29,545	**
Trace Allan Cox [9] 6651 Falconsgate Ave. Davie, FL 33331	5,000	**	5,000	0	0%
Alan R. Davidson Trustee of the Alan R. Davidson Revocable Trust Agreement Dated August 14, 2007 [10] 36 Candlewyck Dr. Henderson, NV 89052	200,000	**	25,000	175,000	**
Margaret Davidson [11] 1701 Wisconsin Lane Sarasota, FL 34239	15,000	**	15,000	0	0%
M. St. - John Dinsmore [12] 5524 Sturbridge Houston, TX 77056	50,000	**	50,000	0	0%
Financial Trading Consultants Pension Plan [13] c/o Howard Shapiro 199 Logtown Rd. Port Jervis NY 12771	25,000	**	25,000	0	0%
Forty Traders Limited [14] P.O. Box 36 Auckland, New Zealand 1140	825,000	2.02%	25,000	800,000	1.96%
Donald Gage [15] 2011 Shadow Walk Palm Harbor, FL 34685	15,000	**	5,000	10,000	**
Donald H. Gage IRA Rollover Pershing LLC as Custodian [16] One Pershing Plaza ATTN: DBS Jersey City, NJ 07399	30,000	**	10,000	20,000	**

	Before Offering		After Offering	
	Total Number of Shares Beneficially Owned [1]	Percentage of Shares Owned [1]	Number of Shares Offered [2]	Shares Owned After Offering [3]	Percentage of Shares owned After Offering [3]
---	---	---	---	---	---
Craig M. Gaslow (17) Plainview, NJ 11803	27,500	**	27,500	0	0%
Stuart G. Gauld IRA Rollover Bear Stearns SEC Corp. CTDN (18) Citicorp Center One Sansome St. San Francisco, CA 94104	20,000	**	20,000	0	0%
GSF Capital LLC (19) 350 Poinciana Dr. Ft. Lauderdale, FL 33301	22,500	**	7,500	15,000	**
Gene Higdem (20) 5526 Cynthia Coeur d'Alene, ID 83815	36,250	**	6,250	30,000	**
George Kanstor (21) 9264 Lake Serena Dr. Boca Raton, FL 33496	5,000	**	5,000	0	0%
Robert Kantor (22) 7 Heller Dr. Upper Montclair, NJ 07043	168,000	**	18,000	150,000	**
Timothy McCauley (23) 2021 Brentwood Houston, TX 77019	15,000	**	5,000	10,000	**
Anne McMillen (24) 5291 Independence Ave. Bronx, NY 10471	15,000	**	5,000	10,000	**
Nehoc, LLC (25) 185 Ridge Rd. Goshen, NY 10924	7,500	**	2,500	5,000	**
Sandhya K. Mehta (26) 20 Newpost Pkwy, #1807 Jersey City, NJ 07310	7,500	**	2,500	5,000	**
Merger Masters International Pension Plan (27) c/o Howard Shapiro 199 Logtown Rd. Port Jervis NY 12771	12,500	**	12,500	0	0%
Charles C. Mullins III (28) 10267 Hart Beach Cir. Orlando, FL 32832	2,000	**	2,000	0	0%
Charles C. Mullins III IRA, Charles Schwab & Co. Inc. Custodian (29) Charles Schwab & Co. Charles Mullins 9115 – 2961 211 Main St. San Francisco, CA 94105	8,000	**	8,000	0	0%
Nancy Fisher O'Toole (30) 3529 51st Ave. West Bradenton, FL 34210	15,000	**	15,000	0	0%
Sarah W. Palmer (31) 1125 E. Mass Ave. Southern Pines, NC 28387	12,500	**	12,500	0	0%

	Before Offering		After Offering	
	Total Number of Shares Beneficially Owned [1]	Percentage of Shares Owned [1]	Number of Shares Offered [2]	Shares Owned After Offering [3]	Percentage of Shares owned After Offering [3]
Praetorian Institutional Offshore Ltd. (32) Wesley N. Cooper Praetorian Capital Management, LLC 119 Washington Ave. Suite 600 Miami Beach, FL 33139	4,035,836	9.8%	93,614	3,942,222	9.64%
Entrust Administration Services Inc. FBO William J. Rodgers II IRA (33) 801 International Pkwy, 5th Floor Lake Mary, FL 32746	15,000	**	15,000	0	0%
James A. Salvatore (34) 7080 W. Patrick Ln. Las Vegas, NV 89113	5,000	**	5,000	0	0%
Henry Scovern (35) 336 Llandrillo Rd. Bala Cynwyd, PA 19004	15,000	**	5,000	10,000	**
Howard Shapiro (36) 199 Logtown Rd. Port Jervis, NY 12771	25,000	**	25,000	0	0%
Dina Shapiro & Howard Shapiro (37) 199 Logtown Rd. Port Jervis, NY 12771	4,200	**	4,200	0	0%
Pamela Shapiro & Howard Shapiro (38) 199 Logtown Rd. Port Jervis, NY 12771	4,200	**	4,200	0	0%
Howard Shapiro as Custodian for David Shapiro (39) 199 Logtown Rd. Port Jervis, NY 12771	4,200	**	4,200	0	0%
David A. Sigalow M.D. (40) 2562 SW Racquet Club Drive Palm City, FL 34990	10,000	**	10,000	0	0%
Michael Silverstein (41) 5035 NW 102nd Dr. Coral Springs, FL 33076	5,000	**	5,000	0	0%
Suzanne Veilleux Charles Schwab & Co. Inc. Custodian IRA Contributory (42) Mr. Bob Pace Charles Schwab & Co. Inc. Alternative Investment Services 211 Main Street San Francisco, CA 94105	6,000	**	6,000	0	0%
Kenneth D. Wasserman (43) 401 Broadway Suite 1101 New York, NY 10013	5,000	**	5,000	0	0%
Forrest John Bahl (44) 245 Ridgeview Dr. Palm Beach, FL 33480	50,000	**	50,000	0	0%
John C. Bahl (45) P.O. Box 3703 Vero Beach, FL 32964	15,000	**	5,000	10,000	**

| | Before Offering | | After Offering | |
	Total Number of Shares Beneficially Owned [1]	Percentage of Shares Owned [1]	Number of Shares Offered [2]	Shares Owned After Offering [3]	Percentage of Shares owned After Offering [3]
Marshall T. Davidson (46) 64 Rowayton Woods Dr. Norwalk, CT 06854	20,000	**	20,000	0	0%
Goodstein Family Trust (47) 2308 Camino Robledo Carlsbad, CA 92009	27,273	**	9,091	18,182	**
Stuart Meltzer (48) 9500 Caserta St. Lake Worth, FL 33467	10,000	**	10,000	0	0%
Jeffery Zimmerman (49) 5102 Bluefield Ave. Scottsdale, AZ 85254	150,000	**	50,000	100,000	**
Haywood Securities Inc. ITF 927051 Alberta Ltd. (50) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	2,500	**	2,500	0	0%
Haywood Securities Inc. ITF Arun Abbi (51) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	2,500	**	2,500	0	0%
Haywood Securities Inc. ITF Kenneth Bagan (52) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	2,500	**	2,500	0	0%
Philip M. Barone (53) 3103 Executive Parkway Suite 100 Toledo, OH 43606	20,000	**	20,000	0	0%
Haywood Securities Inc. ITF Batell Investments Ltd. (54) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	2,500	**	2,500	0	0%
Haywood Securities Inc. ITF David Berg (55) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	2,500	**	2,500	0	0%
William Butcher (56) 1583 McGrain Lane Howell, MI 48843	87,000	**	8,000	79,000	**
Robert Cell (57) C/O Pennaluna & Co. LT 6000655 421 Sherman Ave. Suite 203 Coeur d'Alene, ID 83814	70,000	**	10,000	60,000	**

	Before Offering			After Offering	
	Total Number of Shares Beneficially Owned [1]	Percentage of Shares Owned [1]	Number of Shares Offered [2]	Shares Owned After Offering [3]	Percentage of Shares owned After Offering [3]
Haywood Securities Inc. ITF David Elliott (58) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	6,250	**	6,250	0	0%
Haywood Securities Inc. ITF Terry Evancio (59) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	10,000	**	10,000	0	0%
Haywood Securities Inc. ITF Fred Glass (60) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	2,500	**	2,500	0	0%
Godde 1980 Trust (61) P.O. Box 1152 Lancaster, CA 93584	375,000	**	50,000	325,000	**
Haywood Securities Inc. ITF Laurence Guichon (62) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	10,000	**	10,000	0	0%
Haywood Securities Inc. ITF Millerd Holdings Ltd. (63) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	25,000	**	25,000	0	0%
Haywood Securities Inc. ITF Marlene Pavan (64) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	2,500	**	2,500	0	0%
Haywood Securities Inc. ITF Wayne Pennington (65) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	2,500	**	2,500	0	0%
Haywood Securities Inc. ITF David Sheperd (66) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	6,250	**	6,250	0	0%
Haywood Securities Inc. ITF Timothy Turyk (67) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	5,000	**	5,000	0	0%

	Before Offering		Number of Shares Offered [2]	After Offering	
	Total Number of Shares Beneficially Owned [1]	Percentage of Shares Owned [1]		Shares Owned After Offering [3]	Percentage of Shares owned After Offering [3]
Haywood Securities Inc. ITF Andrew Williams (68) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	5,000	**	5,000	0	0%
Haywood Securities Inc. ITF Dr. Wayne Young (69) Haywood Securities Inc 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	2,500	**	2,500	0	0%
R. Zabel Medical Professional Corp. (70) Haywood Securities Inc Attn: Scott Hunter 2000-400 Burrard Street Vancouver, BC V6C 3A6 Canada	54,540	**	18,180	36,360	**
Entrust Administration Services Inc. FBO Deborah Rogers IRA (71) 801 International Parkway, 5th Flr Lake Mary, FL 32746	15,000	**	15,000	0	0%
Pennaluna & Co. (72) 421 Sherman Ave. Suite 203 Coeur d'Alene, ID 83814	114,148	**	8,910	105,238	**
Rhett A. Gustafson (73) 760 Oxbow Lane Barrington, IL 60010	10,000	**	10,000	0	0%
Legacy Private Trust (74) 1 Toronto St. Box 1, Suite 800 Toronto, ON, Canada M5C 2V6	6,162	**	6,162	0	0%
Matthew A. Fowler (75) 508 NE 189th St. Shoreline, WA 98155	5,676	**	5,676	0	0%
Ronald J. Thauer (76) 380 King Muir Rd. Lake Forest, IL 60045	13,988	**	13,988	0	0%
Jordan U. Colanego (77) 1531 Arthur St. W. Thunder Bay, ON, Canada P7K 1A7	20,109	**	20,109	0	0%
Ronald M. and Stacey L. Guill (78) 967 E. Park Center Boulevard Boise, Idaho 83706	9,611,548	21.38%	8,889,889	721,659	1.73%
Total	16,893,103	37.58%	9,975,833	6,917,270	16.62%

**- Designates of percentage of ownership of less than 1%

(1) All percentages are based on 40,904,491 shares of common stock issued and outstanding on January 29, 2010. Beneficial ownership is calculated by the number of shares of common stock that each Selling Security Holder owns or controls or has the right to acquire within 60 days of January 29, 2010.

(2) This table assumes that each shareholder will sell all of its shares available for sale during the effectiveness of the registration statement that includes this prospectus. Selling Security Holders are not required to sell their shares. See "Plan of Distribution" beginning on page 26.

(3) Assumes that all shares registered for resale by this prospectus have been issued and sold.

(4) The named individual exercises sole voting control and dispositive power over these securities.

(5) Adam Mizel as General Partner to Aquifer Opportunity Fund, L.P. exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 250,064 common shares not being offered for resale under this prospectus.

(6) Robert Kantor as Partner to Becker & Becker exercises sole voting control and dispositive power over these securities.

(7) Robert Torangelo as Managing Member of General Partner to Belltown Capital Partners exercises sole voting control and dispositive power over these securities.

(8) Robert Torangelo as Managing Member of General Partner to Belltown Capital Partners exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 29,545 common shares not being offered for resale under this prospectus.

(9) The named individual exercises sole voting control and dispositive power over these securities.

(10) The named individual exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 175,000 common shares not being offered for resale under this prospectus.

(11) The named individual exercises sole voting control and dispositive power over these securities.

(12) The named individual exercises sole voting control and dispositive power over these securities.

(13) Howard Shapiro of Financial Trading Consultants Pension Plan exercises sole voting control and dispositive power over these securities.

(14) E.W. Preston as a director to Forty Traders Ltd. exercises voting control and dispositive power over these securities.   Beneficial ownership includes 800,000 common shares not being offered for resale under this prospectus.

(15) The named individual exercises sole voting control and dispositive power over these securities. Mr. Gage is an affiliate with Intervest International in the capacity of an investment banker. Beneficial ownership includes 10,000 common shares not being offered for resale under this prospectus.

(16) The named individual exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 20,000 common shares not being offered for resale under this prospectus.

(17) The named individual exercises sole voting control and dispositive power over these securities.

(18) The named individual exercises sole voting control and dispositive power over these securities.

(19) Gregory Feiss as Managing Member to GSF Capital LLC exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 15,000 common shares not being offered for resale under this prospectus.

(20) The named individual exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 20,000 common shares not being registered for resale under this prospectus.

(21) The named individual exercises sole voting control and dispositive power over these securities.

(22) The named individual exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 100,000 common shares not being registered for resale under this prospectus.

(23) The named individual exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 10,000 common shares not being offered for resale under this prospectus.

(24) The named individual exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 10,000 common shares not being offered for resale under this prospectus.

(25) David Cohen as Manager to Nehoc, LLC exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 5,000 common shares not being offered for resale under this prospectus.

(26) The named individual exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 5,000 common shares not being offered for resale under this prospectus.

(27) Howard Shapiro as Trustee to Merger Masters International Pension Plan exercises sole voting control and dispositive power over these securities.

(28) The named individual exercises sole voting control and dispositive power over these securities.

(29) The named individual exercises sole voting control and dispositive power over these securities.

(30) The named individual exercises sole voting control and dispositive power over these securities.

(31) The named individual exercises sole voting control and dispositive power over these securities.

(32) Wesley N. Cooper of Praetorian Institutional Offshore Ltd. exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 3,942,222 common shares.

(33) The named individual exercises sole voting control and dispositive power over these securities.

(34) The named individual exercises sole voting control and dispositive power over these securities.

(35) The named individual exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 10,000 common shares not being offered for resale under this prospectus.

(36) The named individual exercises sole voting control and dispositive power over these securities.

(37) The named individuals exercise joint voting control and dispositive power over these securities.

(38) The named individuals exercise joint voting control and dispositive power over these securities.

(39) Howard Shapiro exercises sole voting control and dispositive power over these securities.

(40) The named individual exercises sole voting control and dispositive power over these securities.

(41) The named individual exercises sole voting control and dispositive power over these securities.

(42) The named individual exercises sole voting control and dispositive power over these securities.

(43) The named individual exercises sole voting control and dispositive power over these securities.

(44) The named individual exercises sole voting control and dispositive power over these securities.

(45) The named individual exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 10,000 common shares not being offered for resale under this prospectus.

(46) The named individual exercises sole voting control and dispositive power over these securities.

(47) Glenn Goodstein as Trustee to the Goodstein Family Trust exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 18,182 common shares not being offered for resale under this prospectus.

(48) The named individual exercises sole voting control and dispositive power over these securities.

(49) The named individual exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 100,000 common shares not being offered for resale under this prospectus.

(50) Neil Deuchord as President to 927051 Alberta Ltd. exercises sole voting control and dispositive power over these securities.

(51) The named individual exercises sole voting control and dispositive power over these securities.

(52) The named individual exercises sole voting control and dispositive power over these securities.

(53) The named individual exercises sole voting control and dispositive power over these securities.

(54) David Elliott as Secretary to Batell Investments Ltd. exercises sole voting control and dispositive power over these securities.

(55) The named individual exercises sole voting control and dispositive power over these securities.

(56) The named individual exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 74,000 common shares not being registered for resale under this prospectus.

(57) The named individual exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 40,000 common shares not being registered for resale under this prospectus.

(58) The named individual exercises sole voting control and dispositive power over these securities.

(59) The named individual exercises sole voting control and dispositive power over these securities.

(60) The named individual exercises sole voting control and dispositive power over these securities.

(61) Forrest Godde as Trustee to the Godde 1980 Trust exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 250,000 common shares not being offered for resale under this prospectus.

(62) The named individual exercises sole voting control and dispositive power over these securities.

(63) Don Millerd as President to Millerd Holdings Ltd. exercises sole voting control and dispositive power over these securities.

(64) The named individual exercises sole voting control and dispositive power over these securities.

(65) The named individual exercises sole voting control and dispositive power over these securities.

(66) The named individual exercises sole voting control and dispositive power over these securities.

(67) The named individual exercises sole voting control and dispositive power over these securities.

(68) The named individual exercises sole voting control and dispositive power over these securities.

(69) The named individual exercises sole voting control and dispositive power over these securities.

(70) R. Zabel of R. Zabel Medical Professional Corp. exercises sole voting control and dispositive power over these securities. Beneficial ownership includes 36,360 common shares not being offered for resale under this prospectus.

(71) The named individual exercises sole voting control and dispositive power over these securities.

(72) Ron Nicklas of Pennaluna & Co. exercises sole voting control and dispositive power over these securities. Pennaluna & Co. is a registered broker dealer and acted as agent in our October 2007 and November 2009 placements of securities.

(73) The named individual exercises sole voting control and dispositive power over these securities.

(74) Matt Bird of Legacy Private Trust exercises sole voting control and dispositive power over these securities.

(75) The named individual exercises sole voting control and dispositive power over these securities.

(76) The named individual exercises sole voting control and dispositive power over these securities.

(77) The named individual exercises sole voting control and dispositive power over these securities.

(78) Includes 5,561,342 shares of common stock and 3,333,333 shares of common stock acquirable upon conversion of a 10% convertible note of principal amount of $5 million due October 31, 2010 at a conversion price of $1.50 per share held by Small Mine Development, which is wholly-owned by the named selling shareholders. Ronald M. and Stacey L. Guill hold shared voting control and dispositive power over these securities. Ronald Guill is a director of the Company. Beneficial ownership includes 5,786 common shares not being registered for resale under this prospectus.

Except as otherwise provided in the footnotes to the Selling Security Holders Table above, each of the Selling Security Holders has represented to us that it is not a broker-dealer and is not affiliated with any broker-dealer in the United States. Except as otherwise provided in this prospectus, none of the Selling Security Holders are affiliated or have been affiliated with us, any of our predecessors or affiliates during the past three years.

Transaction with Selling Security Holders

Repricing of Warrants – September 2009

On September 23, 2009, Timberline instituted a warrant repricing program in order to encourage holders of qualified warrants to exercise their warrants. The Company had 1,337,934 warrants outstanding with an exercise price of $3.50 and expiration dates between September 30, 2009 and October 11, 2009. In order to induce the exercise of the warrants, the Company's board of directors authorized that the exercise price of the warrants be reduced. The amended exercise price for each warrant was $0.50. Additionally, to permit holders of the warrants adequate time to contemplate the repricing, the expiration dates of the warrants was extended until October 16, 2009.

Private Placement – October 2007

On October 11, 2007, Timberline closed the third and final tranche of its private placement of units. In the aggregate, we placed 2,626,696 units at a price of $2.75/unit for gross aggregate proceeds of $7,223,414. Each unit consists of one common share and one-half of one purchase warrant. The warrants will be exercisable at a price of $3.50 for a period of 24 months after the date of issuance. The Company closed the private placement in three tranches: the first closing on September 30, 2007 and consisting of 1,780,974 units, the second closing on October 1, 2007 and consisting of 288,182 units, and the third closing on October 11, 2007 and consisting of 557,540 units.

In connection with the private placement, we have agreed to pay qualified agents a cash compensation fee in U.S. dollars in an amount equal to six percent (6%) of the gross proceeds of the offering received by us for units placed by the agents, an amount equal to $67,612, and the agents will also receive agents' warrants, exercisable to acquire units equal in number to six percent (6%) of the total number of units sold that were placed by the agents, totaling 12,293 agents' warrants.

Proceeds from the offering will be used for the purchase of drills and support equipment; permitting, field work, and drilling at several of Timberline's exploration projects; reducing related-party and bank debt and general working capital. Proceeds will also be used to evaluate merger and acquisition opportunities in mining services and exploration.

The shares, warrants and underlying shares of the private placement were not registered under the U.S. Securities Act of 1933, as amended ("Securities Act"), or the laws of any state, and are subject to resale restrictions and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. The shares, warrants and underlying securities were placed pursuant to exemptions from registration requirements of the Securities Act provided by Section 506 of Regulation D of the Securities Act and by Rule 903 of Regulation S of the Securities Act, such exemptions being available based on information obtained from the investors to the private placement.

Transactions with Ronald M. and Stacey L. Guill

On October 31, 2008, the Company entered into two convertible notes (as described below), one with Ron Guill, a director of the Company, and his wife, Stacey Guill, and the other with Small Mine Development ("SMD"), a company owned by Mr. Guill. Each of the notes was made for a principal amount of $5 million dollars for an aggregate of $10 million, and both are convertible into the Company's common stock, as described below. The Company used the proceeds of the notes to pay off the $8.0 million loan (plus any applicable interest) previously provided to the Company by Auramet Trading, LLC ("Auramet") and described in the Company's Form 8-K filed on July 3, 2008 (such loan is hereafter referred to as the "Auramet Loan") and for general working capital purposes.

The Convertible Term Note

On October 31, 2008, the Company entered into a series of agreements with SMD in connection with a $5 million loan from SMD. The loan documents included: a convertible note (the "Convertible Term Note"), a credit agreement (the "Credit Agreement"), a collateral assignment and pledge of stock and security agreement (the "Pledge Agreement"), a security agreement (the "Security Agreement") and a right of first refusal over the Company's Butte Highlands property (the "Right of First Refusal").

The Convertible Term Note has a principal amount of $5.0 million and is secured pursuant to the Security Agreement by a pledge of all of the stock of Timberline Drilling, pursuant to the Pledge Agreement, the shares of which were previously pledged to Auramet but were released upon payment of the Auramet Loan on October 31, 2008, and a deed of trust to be entered into covering the Company's Butte Highlands property in Silver Bow county, Montana (the "Butte Highlands Property").

Pursuant to the terms of the Credit Agreement, the Convertible Term Note bears interest at 10% annually, compounded monthly, with interest payments due at maturity. The Convertible Term Note is convertible by SMD at any time prior to payment of the note in full, at a conversion price of $1.50 per share. SMD may also convert all or any portion of the outstanding amount under the Convertible Term Note into any equity security other than the Company's common stock issued by the Company at the issuance price. The Convertible Term Note must be repaid on or before October 31, 2010, and may be prepaid in whole or in part at any time without premium or penalty. If the Company defaults on the Convertible Term Note or any of the related agreements, SMD may declare the Convertible Term Note immediately due and payable, and the Company must pay SMD an origination fee in the amount of $50,000.

Under the Right of First Refusal, the Company granted SMD a right of first refusal to purchase the Butte Highlands Property on the same terms as those of any bona fide offer from a third-party upon 60 days' notice from the Company of any such offer. In addition, the Company granted SMD a right to develop the Butte Highlands Property on the same terms as those of any bona fide offer to develop the property from a third-party upon 60 days' notice from the Company of any such offer.

The Short-Term Convertible Note

In addition, on October 31, 2008, the Company entered into a short-term convertible note (the "Short-Term Convertible Note"), a subscription agreement (the "Subscription Agreement"), a collateral assignment and pledge of stock and security agreement (the "STN Pledge Agreement"), and a security agreement (the "STN Security Agreement") with Ron and Stacey Guill in connection with a loan for $5 million dollars. Upon approval for listing of the shares issuable under the Short-Term Convertible Note from the NYSE Amex, the Short-Term Convertible Note was automatically converted into common stock as described below.

The Short-Term Convertible Note automatically converted into 5,555,556 shares of Company stock (valued at $0.90 per share) upon approval of the issuance of the additional shares for listing by the NYSE Amex on December 19, 2008. Under the Subscription Agreement, Mr. and Mrs. Guill subscribed to purchase 5,555,556 shares of the Company's common stock at a price of $0.90 per share as "accredited investors" as defined under Regulation D of the Securities Act of 1933, as amended. Should the Company decide to issue and sell any equity securities or securities convertible into equity securities, the Subscription Agreement also obligates the Company to offer a pro rata share of such securities to Mr. and Mrs. Guill on the same terms and conditions as the proposed sale and issuance.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the Selling Security Holders. When we refer to Selling Security Holders, we intend to include donees and pledgees selling shares received from a named Selling Security Holders after the date of this prospectus. All costs, expenses and fees in connection with this registration of the shares offered under this registration statement will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the Selling Security Holders. Sales of shares may be effected by the Selling Security Holders from time to time in one or more types of transactions (which may include block transactions) on the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The Selling Security Holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the Selling Security Holder.

The Selling Security Holders may effect such transactions by selling shares directly to purchasers or through broker-dealers, which may act as agents or principals. Such broker-dealer may receive compensation in the form of discounts, concessions, or commissions from the Selling Security Holders and/or purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The Selling Security Holders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The Selling Security Holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities arising under the Securities Act.

Because the Selling Security Holders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Security Holders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the Selling Security Holders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

In the event that the registration statement is no longer effective, the Selling Security Holders may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule, including the minimum six-month holding period.

Upon being notified by any Selling Security Holder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) of the Act, disclosing:

- the name of each Selling Security Holder and of the participating broker-dealer(s),

- the number of shares involved,

- the price at which the shares were sold,

- the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

- that the broker-dealer(s) did not conduct any investigation to verify information set out or incorporated by reference in this prospectus; and

- other facts material to the transaction.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock. The common stock has a par value of $0.001. As of January 29, 2010, there were 40,904,491 shares of common stock issued and outstanding. Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Company's Articles of Incorporation.

Holders of outstanding shares of common stock are entitled to such dividends as may be declared from time to time by the board of directors out of legally available funds. Furthermore, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders of common stock are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of common stock have no preemptive, conversion or redemptive rights.   All of the issued and outstanding shares of common stock are, and all un-issued shares when offered and sold will be duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of the Company's common stock are issued, the relative interests of then existing stockholders may be diluted.

Preferred Stock

The total number of shares of preferred stock that the Company has authority to issue is 10,000,000. The preferred stock has a par value of $0.01. As of January 29, 2010, there were no outstanding preferred shares. The preferred stock shall be entitled to preference over the common stock with respect to the distributions of assets of the Company in the event of liquidation, dissolution, or winding up of the Company, whether voluntarily or involuntarily, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs. Shares of preferred stock of the Company may be issued from time to time in one or more series, each of which series shall have such distinctive designation or title and such number of shares as shall be fixed by the board of directors prior to the issuance of any shares thereof.

Each such series of preferred stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue of such series of preferred stock as may be adopted from time to time by the board of directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it. The board of directors is further authorized to increase or decrease (but not below the number of shares then outstanding) the number of shares of any series of preferred stock subsequent to the issuance of shares of that series. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status of which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

INTERESTS OF NAMED EXPERTS AND COUNSEL

None.

THE SEC'S POSITION ON INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

Our registrar and transfer agent for our common shares is Corporate Stock Transfer, Inc. located at 3200 Cherry Creek Dr. South, Suite 430, Denver, Colorado 80209.

LEGAL MATTERS

The validity of the securities offered hereby will have been passed upon for Timberline by Dorsey & Whitney LLP and Hawley Troxell Ennis & Hawley LLP.

EXPERTS

Our consolidated financial statements as of, and for the years ended, September 30, 2009 and 2008 have been incorporated by reference herein in reliance upon the report of DeCoria, Maichel & Teague P.S., independent registered public accounting firm, given upon the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov.

This Prospectus is part of a registration statement and, as permitted by SEC rules, does not contain all of the information included in the registration statement. Whenever a reference is made in this Prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement. You may call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also read and copy any document we file with the SEC at the SEC's public reference rooms at:

100 F Street, N.E.
Room 1580
Washington, D.C. 20549

PROSPECTUS



TIMBERLINE RESOURCES CORPORATION

9,975,833 SHARES OF COMMON STOCK

February 1, 2010